FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Second Quarter and

Six-Month 2016 Results

Lima, Peru, July 26, 2016 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the second quarter (2Q16) and six-month (6M16) periods ended June 30, 2016. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2016 Highlights:

•      In 2Q16, EBITDA from direct operations was US$109.4 million, a 270% increase compared to US$29.6 million reported in 2Q15. Adjusted EBITDA (including associated companies) increased 84% (US$ 188.9 million in 2Q16 compared to the US$ 102.4 million in 2Q15).

•       All In Sustaining Cost (AISC) decreased 34% in 2Q16 (US$ 610/oz in 2Q16 compared to the US$ 929/oz in 2Q15). This confirms the cost reduction trend, already shown in the 1Q16.

•      Total attributable production in 2Q16 was 153k gold ounces and 6.0 million silver ounces, compared to 181k gold ounces and 4.4 million silver ounces in 2Q15.

•      The Tambomayo project remains on schedule and within budget. Total project progress is at 81%. Production ramp up is expected by 4Q16.

•       Buenaventura raised US$ 275 million in long-term debt. The proceeds were mainly used to reprofile its current short-term debt (US$ 245 million).

•       At San Gabriel the Public Hearing was successfully held on June 17, as an important step in the process receiving the Environmental Impact Assessment approval by the end of the 2016.

Financial Highlights (in millions of US$, except EPS figures):

	2Q16	2Q15	Var%	6M16	6M15	Var%
Total Revenues	285.3	243.9	17%	512.6	483.4	6%
Operating Profit	60.5	-35.5	N.A.	73.6	-39.2	N.A.
EBITDA Direct Operations	109.4	29.6	270%	170.5	74.6	129%
Adjusted EBITDA (Inc Associates)	188.9	102.4	84%	334.8	236.2	42%
Net Income	55.5	-18.7	N.A.	107.0	-1.4	N.A.
EPS*	0.22	-0.07	N.A.	0.42	-0.01	N.A.

(*) as of June 30, 2016 Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Operating Revenues

During 2Q16, net sales were US$279.4 million, an 18% increase compared to the US$236.6 million reported in 2Q15. This was mainly explained by an increase in gold and silver prices as well additional volume sold of all metals.

The higher revenues from our operations partially offset a royalty income decrease of 21%, to US$5.9 million in 2Q16 compared to the US$7.4 reported in 2Q15. This was due to lower revenues at Yanacocha (19% lower QoQ).

Operating Highlights	2Q16	2Q15	Var%	6M16	6M15	Var%
Net Sales (in millions of US$)	279.4	236.6	18%	500.1	466.9	7%
Average Realized Gold Price (US$/oz) 1 2	1,275	1,185	8%	1,242	1,203	3%
Average Realized Gold Price (US$/oz) inc. Affiliates [3]	1,268	1,187	7%	1,232	1,206	2%
Average Realized Silver Price (US$/oz) 1 2	17.80	16.18	10%	16.14	15.76	2%
Average Realized Lead Price (US$/MT) 1 2	1,783	1,918	-7%	1,783	1,791	0%
Average Realized Zinc Price (US$/MT) 1 2	2,112	2,145	-2%	1,894	2,103	-10%
Average Realized Copper Price (US$/MT) 1 2	4,754	5,150	-8%	4,587	5,124	-10%

Volume Sold	2Q16	2Q15	Var%	6M16	6M15	Var%
Gold Oz Direct Operations [1]	92,752	86,272	8%	173,741	180,109	-4%
Gold Oz inc Associated Companies [3]	174,827	187,074	-7%	346,917	400,767	-13%
Silver Oz [1]	5,634,615	4,723,560	19%	10,949,395	9,438,198	16%
Lead MT [1]	7,669	6,309	22%	14,236	15,678	-9%
Zinc MT [1]	15,484	13,364	16%	27,826	26,899	3%
Copper MT [1]	10,572	8,831	20%	21,670	12,465	74%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal
(2)	The realized price considers the adjustments of quotational periods
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.95% of Coimolache and 43.65% of Yanacocha

For 6M16, net sales increased 7%, from US$466.9 million in 6M15 to US$500.1 million in 6M16. Royalty income for 6M16 was US$12.5 million (US$16.5 million in 2015).

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Production and Operating Costs

In 2Q16, Buenaventura’s gold equity production from direct operations was in-line compared to the figure reported in 2Q15 (84,997 gold ounces in 2Q16 vs 86,334 gold ounces in 2Q15). Gold production including associated companies in 2Q16 was 152,884 ounces, 15% lower than the amount reported in the same period 2015. This is explained by a decrease in production from Yanacocha. Silver equity production from direct operations increased 35%, mainly due to higher production at the Uchucchacua mine and the Mallay mine (5.7 million silver ounces in 2Q16 vs 4.2 million silver ounces in 2Q15).

Equity Production	2Q16	2Q15	Var%	6M16	6M15	Var%
Gold Oz Direct Operations[1]	84,997	86,334	-2%	164,709	165,526	0%
Gold Oz including Associated Companies	152,884	180,585	-15%	311,317	368,053	-15%
Silver Oz Direct Operations[1]	5,737,314	4,238,092	35%	11,734,124	9,649,014	22%
Silver Oz including Associated Companies	5,976,999	4,363,845	37%	12,190,679	9,908,549	23%
Lead MT	7,065	5,652	25%	14,047	13,092	7%
Zinc MT	12,573	9,660	30%	22,644	21,005	8%
Copper MT Direct Operations[1]	6,911	5,263	31%	13,370	7,453	79%
Copper MT including Associated Companies	31,609	14,450	119%	62,233	26,160	138%

Orcopampa’s (100% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	Oz	47,826	51,921	-8%	91,962	101,989	-10%
Silver	Oz	166,186	133,401	25%	313,600	245,611	28%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	US$/Oz	704	694	1%	696	696	0%

Gold production at Orcopampa decreased 8% in 2Q16 (compared to 2Q15) mainly due to lower ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 2Q16 was US$ 704/oz of gold, in line with the Cost Applicable to Sales (CAS) reported in 2Q15.

Gold production guidance for 2016 is 190k – 200k ounces.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 59.6% of El Brocal (since May 2016) and 40.10% of Coimolache.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Uchucchacua (100% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	Oz	3,921,199	2,497,189	57%	8,083,174	6,026,362	34%
Zinc	MT	1,890	1,212	56%	3,615	2,798	29%
Lead	MT	2,591	1,470	76%	5,097	3,529	44%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	US$/Oz	11.11	15.67	-29%	10.75	15.04	-29%

Silver production in 2Q16 increased 57% compared to 2Q15, due to higher volumes of ore treated (29-day stoppage in May 2015) and higher ore grade (Appendix 2. Cost Applicable to Sales (CAS) in 2Q16 decreased 29% compared to 2Q15, primarily due to lower labor expenses resulting from a reduced headcount and lower reagent cost and consumption.

Silver production guidance for 2016 is 15.5 million – 16.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	Oz	431,346	297,777	45%	839,964	605,031	39%
Zinc	MT	2,632	2,141	23%	5,396	4,320	25%
Lead	MT	1,873	1,776	5%	3,942	3,428	15%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	US$/Oz	12.57	13.58	-7%	12.27	13.94	-12%

Silver production in 2Q16 increased 45% compared to 2Q15, due to increased amounts of ore treated (Appendix 2). Cost Applicable to Sales (CAS) in 2Q16 was 7% lower compared to 2Q15 due to more volume sold, lower reagent cost and consumption.

Silver production guidance for 2016 is 1.5 million – 1.9 million ounces.

Julcani (100% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	Oz	837,937	786,628	7%	1,690,989	1,602,980	5%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Silver	US$/Oz	11.40	12.29	-7%	11.05	12.62	-12%

Silver production in 2Q16 increased 7% compared to 2Q15 production, mainly due to a higher ore grade (Appendix 2). Cost Applicable to Sales (CAS) in 2Q16 was 7% lower than 2Q15, primarily due to fewer meters drifted and lower reagents cost and consumption, despite lower volume sold.

Silver production guidance for 2016 is 3.0 million – 3.4 million ounces.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

La Zanja (53.06% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	Oz	35,384	37,254	-5%	69,577	67,709	3%
Silver	Oz	49,468	67,817	-27%	108,703	163,125	-33%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	US$/Oz	533	822	-35%	535	803	-33%

Gold production in 2Q16 decreased 5% compared to 2Q15. CAS in 2Q16 decreased 35% compared to 2Q15, primarily due to i) lower headcount generated by new synergies with Tantahuatay mine, ii) lower reagent prices and consumption, and iii) lower contractor expenses due to better prices.

Gold production guidance for 2016 is 130k – 140k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	Oz	36,733	32,139	14%	71,295	62,346	14%
Silver	Oz	180,578	178,695	1%	424,568	338,959	25%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Gold	US$/Oz	469	497	-6%	449	575	-22%

Gold production in 2Q16 increased 14% compared to the figure reported in 2Q15. CAS in 2Q16 decreased 6% compared to 2Q15 mainly due to lower reagent consumption and prices.

Gold production guidance for 2016 is 145k – 155k ounces

El Brocal (59.26%* owned by Buenaventura)

Production
		2Q16	2Q15	Var%	6M16	6M15	Var%
Copper	MT	11,677	9,580	22%	23,020	13,450	71%
Zinc	MT	13,725	11,664	18%	23,641	25,683	-8%
Silver	Oz	480,818	768,385	-37%	1,007,541	1,750,639	-42%

Cost Applicable to Sales
		2Q16	2Q15	Var%	6M16	6M15	Var%
Copper	US$/MT	4,815	5,297	-9%	4,808	5,366	-10%
Zinc	US$/MT	1,688	1,659	2%	1,610	1,578	2%

During 2Q16, Copper production increased 22% compared to 2Q15, due to a higher ore volume treated and ore grade. Moreover, in 2Q16 zinc production increased 18% due to higher ore treated and recovery rate.

(*) Since May 2016, the new ownership of El Brocal is 59.26%.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

In 2Q16, Zinc CAS was in line with the Cost Applicable to Sales (CAS) reported in 2Q15. Copper CAS in 2Q16 decreased 9% compared to 2Q15 mainly due lower commercial deductions per ton due the renegotiation of the commercial contracts.

Zinc production guidance for 2016 is 60k – 70k MT, while copper production guidance for 2016 is 35k – 45k MT.

General and Administrative Expenses

General and administrative expenses in 2Q16 were US$19.8million, 8% higher compared to the US$18.3 million in 2Q15. For 6M16, the expense was US$41.2 million (US$39.0 million in 6M15).

Exploration in Non-Operating Areas

Exploration in non-operating areas during 2Q16 was US$5.0 million compared with the US$9.7 million in 2Q15. During the period, Buenaventura’s main exploration efforts were focused on the Tambomayo project (US$1.71 million), San Gabriel project (US$0.96 million) and Marcapunta (US$0.88 million). For 6M16, the expense was US$8.5 million (US$20.4 million in 6M15).

Share in Associated Companies

During 2Q16, Buenaventura’s share in associated companies was US$20.7 million, compared to US$12.0 million reported in 2Q15, composed by:

Share in the Result of Associates (in millions of US$)	2Q16	2Q15	Var %	6M16	6M15	Var %
Cerro Verde	15.8	(0.2)	N.A.	34.8	7.8	347%
Coimolache	6.4	3.9	64%	12.1	6.0	103%
Yanacocha	(1.5)	8.3	N.A.	2.2	34.5	-94%
Total	20.7	12.0	73%	49.1	48.2	2%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 2Q16, gold production was 155,524 ounces, 28% lower than 2Q15 production (215,924 ounces). For 6M16, gold production was 335,872 ounces, 28% lower than 463,979 ounces in 6M15.

Gold production guidance at Yanacocha for 2016 is 630k – 660k ounces.

In 2Q16, Yanacocha reported a net loss of US$3.5 million compared to a net income of US$18.9 million reported in 2Q15. CAS in 2Q16 was US$790/oz, 22% higher than the US$648/oz reported in 2Q15 mainly due to: i) a higher inventory write-down (US$26.0 million in 2Q16 compared to US$17.9 million in 2Q15), and ii) lower volume sold (154,486 gold ounces in 2Q16 vs 203,413 gold ounces in 2Q15).

Capital expenditures at Yanacocha were US$22.3 million in 2Q16, while for 6M16 was US$36.0 million.

Currently, Yanacocha is focusing its exploration efforts on the Quecher Main project. An oxide deposit that could extend Yanacocha operation mine life to 2024. This project is currently in the feasibility stage of development and could potentially add an average of 200,000 ounces gold per year starting in 2020.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 2Q16 copper production was 126,143 MT (24,699 MT attributable to Buenaventura), a 169% increase compared to 2Q15 (46,920 MT and 9,187 MT attributable to Buenaventura). For 6M16, copper production was 249,557 MT (48,863 MT attributable to Buenaventura).

During 2Q16, Cerro Verde reported a net income of US$80.8 million compared to net loss of US$0.9 million in 2Q15. This was primarily due to: i) a lower cash cost, and ii) more volume sold. For 6M16, net income was US$177.7 million (compared to US$39.8 million in 6M15).

Capital expenditures at Cerro Verde were US$143.3 million in 2Q16, and US$306.3 million in 6M16.

Copper production guidance at Cerro Verde for 2016 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to net income in 2Q16 was US$6.4 million (US$3.9 million in 2Q15). For 6M16, the contribution was US$12.1 million, compared to US$6.0 million reported in 6M15.

Project Development and Exploration

The Tambomayo Project (100% ownership)

•	Detailed engineering currently at 100% of development
•	Overall project progress is at 81% (As of July 2016)
o	Exploration and mine development are at 100% of progress.
o	The construction of the facilities are at 70% of progress.
•	CAPEX: US$ 340 M (Total disbursement as of 2Q16 US$232 M):
o	Exploration and mine development US$122 M (Disbursement as of 2Q16 S$122 M).
o	Civil works and Equipment US$218 M (Disbursement as of 2Q16 S$110 M).

The San Gabriel Project (100% ownership)

•	The project has been rescheduled in order to preserve cash flow.
•	Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in 4Q16 (the Public Audience was successfully held in June)
•	Objective for 2S16:
o	Drilling program: 7,000 meters in order to confirm resources and certainty
o	Metallurgical studies to be completed in order to improve recovery in the first years of production

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo and San Gabriel projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of June 30, 2016)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	59.26	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

APPENDIX 2

		GOLD PRODUCTION
		2Q16	2Q15%		6M16	6M15%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	118,341	114,421	3%	228,930	222,836	3%
	Ore Grade OZ/MT	0.42	0.47	-9%	0.43	0.47	-8%
	Recovery Rate %	94.9%	95.6%	-1%	95.5%	96.0%	-1%
	Ounces Produced*	47,826	51,921	-8%	91,962	101,989	-10%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	35,384	37,254	-5%	69,577	67,709	3%
Tantahuatay	Ounces Produced	36,733	32,139	14%	71,295	62,346	14%
* Includes ounces from retreatment of taling dams

		SILVER PRODUCTION
		2Q16	2Q15%		6M16	6M15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	304,241	209,949	45%	622,623	492,522	26%
	Ore Grade OZ/MT	15.37	14.16	9%	15.49	14.58	6%
	Recovery Rate %	83.9%	84.0%	0%	83.8%	83.9%	0%
	Ounces Produced	3,921,199	2,497,189	57%	8,083,174	6,026,362	34%
Julcani	Ore Milled DMT	43,796	44,306	-1%	88,778	87,988	1%
	Ore Grade OZ/MT	19.97	18.67	7%	19.91	19.14	4%
	Recovery Rate %	95.8%	95.1%	1%	95.7%	95.2%	1%
	Ounces Produced	837,937	786,628	7%	1,690,989	1,602,980	5%
Mallay	Ore Milled DMT	52,413	36,615	43%	100,959	73,424	38%
	Ore Grade OZ/MT	8.95	8.66	3%	8.97	8.71	3%
	Recovery Rate %	92.0%	93.9%	-2%	92.8%	94.6%	-2%
	Ounces Produced	431,346	297,777	45%	839,964	605,031	39%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	480,818	768,385	-37%	1,007,541	1,750,639	-42%

		ZINC PRODUCTION
		2Q16	2Q15%		6M16	6M15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	304,241	209,949	45%	622,623	492,522	26%
	Ore Grade %	1.17%	1.08%	8%	1.15%	1.07%	8%
	Recovery Rate %	52.88%	52.6%	1%	50.2%	53.1%	-5%
	MT Produced	1,890	1,212	56%	3,615	2,798	29%
Mallay	Ore Milled DMT	52,413	36,615	43%	100,959	73,424	38%
	Ore Grade %	5.7%	6.9%	-17%	6.10%	6.63%	-8%
	Recovery Rate %	88.2%	84.9%	4%	87.6%	88.8%	-1%
	MT Produced	2,632	2,141	23%	5,396	4,320	25%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	13,725	11,664	18%	23,641	25,683	-8%

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	2Q16	2Q15	6M16	6M15
Net Income	58,473	-31,490	109,721	-21,242
Add / Substract:	50,921	61,060	60,820	95,833
Provision for income tax, net	14,197	-64	7,408	10,363
Share in associated companies by the equity method, net	-20,675	-11,966	-49,072	-48,240
Interest income	-1,965	-970	-4,312	-1,614
Interest expense	7,694	8,269	15,674	14,144
Loss on currency exchange difference	891	1,264	-5,488	3,581
Long Term Compensation provision	590	33	590	135
Depreciation and Amortization	45,842	61,355	92,680	109,514
Workers´ participation provision	2,418	-89	3,694	383
Impairment of long-term lived assets	0	3,803	0	3,803
Write-Down adjustment	0	0	0	0
Loss from discontinued operations	1,929	-575	-354	3,764
EBITDA Buenaventura Direct Operations	109,394	29,570	170,541	74,591
EBITDA Yanacocha (43.65%)	20,221	48,931	45,625	112,515
EBITDA Cerro Verde (19.58%)	46,315	15,153	94,548	32,858
EBITDA Coimolache (40.10%)	12,935	8,775	24,055	16,205
EBITDA Buenaventura + All Associates	188,865	102,430	334,770	236,169

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6months ended June 30
	2016	2015	2016	2015
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	126,383	147,515	241,793	281,307
Add:
Consolidated Exploration in units in operation	22,105	22,618	41,221	45,018
Consolidated Commercial deductions	59,375	53,568	113,717	90,054
Consolidated Selling expenses	5,342	3,893	10,115	8,046
Consolidated Cost applicable to sales	213,205	227,594	406,846	424,425

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Mar 31		For the 6months ended June 30
	2016	2015	2016	2015
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	5	23	5	34
Julcani, Silver	5,077	8,214	9,082	12,688
Julcani, Lead	498	693	885	1,139
Julcani, Copper	21	88	49	147
Mallay, Gold	245	0	364	0
Mallay, Silver	2,577	1,788	4,668	3,834
Mallay, Lead	1,230	1,351	2,525	2,537
Mallay, Zinc	1,872	1,683	3,381	3,340
Orcopampa, Gold	20,761	23,330	42,532	54,022
Orcopampa, Silver	959	872	2,040	1,822
Orcopampa, Copper	0	0	6	6
Uchucchacua, Gold	31	2	48	2
Uchucchacua, Silver	24,885	25,055	46,443	50,203
Uchucchacua, Lead	1,363	1,584	2,670	2,903
Uchucchacua, Zinc	1,047	2,269	1,931	3,018
La Zanja, Gold	24,049	29,630	41,767	54,315
La Zanja, Silver	398	740	834	1,864
El Brocal, Gold	1,805	877	3,769	1,310
El Brocal, Silver	2,429	3,834	5,131	9,810
El Brocal, Lead	2,262	2,080	4,419	6,863
El Brocal, Zinc	10,684	9,608	17,974	20,063
El Brocal, Copper	21,485	20,750	45,595	28,881
Non Mining Units	2,702	13,043	5,676	22,504
Consolidated Cost of sales, excluding depreciation and amortization	126,383	147,515	241,793	281,307

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Mar 31		For the 6months ended June 30
	2016	2015	2016	2015
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	3	12	3	17
Julcani, Silver	2,602	4,184	4,813	6,370
Julcani, Lead	255	353	469	572
Julcani, Copper	11	45	26	74
Mallay, Gold	89	0	130	0
Mallay, Silver	940	797	1,668	1,479
Mallay, Lead	449	602	902	978
Mallay, Zinc	683	750	1,208	1,288
Orcopampa, Gold	9,392	9,778	17,579	21,297
Orcopampa, Silver	434	366	843	718
Orcopampa, Copper	0	0	2	2
Uchucchacua, Gold	8	0	13	0
Uchucchacua, Silver	6,598	4,957	12,335	10,909
Uchucchacua, Lead	361	313	709	631
Uchucchacua, Zinc	277	449	513	656
La Zanja, Gold	3	12	7	25
La Zanja, Silver	0	0	0	1
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	22,105	22,618	41,221	45,018

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Mar 31		For the 6months ended June 30
	2016	2015	2016	2015
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	7	1	9
Julcani, Silver	1,435	2,682	2,870	4,010
Julcani, Lead	140	225	275	352
Julcani, Copper	7	30	18	49
Mallay, Gold	80	0	124	0
Mallay, Silver	1,149	920	2,259	1,799
Mallay, Lead	550	682	1,231	1,188
Mallay, Zinc	1,302	1,235	2,672	2,093
Orcopampa, Gold	48	64	150	120
Orcopampa, Silver	0	0	16	0
Orcopampa, Copper	0	0	1	1
Uchucchacua, Gold	12	1	18	1
Uchucchacua, Silver	10,384	8,179	19,640	16,142
Uchucchacua, Lead	561	495	1,129	921
Uchucchacua, Zinc	1,431	2,237	2,743	3,127
La Zanja, Gold	107	39	165	63
La Zanja, Silver	7	0	8	0
El Brocal, Gold	2,408	1,098	4,602	1,635
El Brocal, Silver	2,092	3,361	4,120	6,946
El Brocal, Lead	1,266	1,078	2,321	3,271
El Brocal, Zinc	8,599	6,282	13,954	12,088
El Brocal, Copper	27,796	24,953	55,401	36,241
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	59,375	53,568	113,717	90,054

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Mar 31		For the 6months ended June 30
	2016	2015	2016	2015
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	1	0	2
Julcani, Silver	207	344	385	584
Julcani, Lead	20	29	38	52
Julcani, Copper	1	4	2	7
Mallay, Gold	17	0	26	0
Mallay, Silver	176	133	337	272
Mallay, Lead	84	101	182	180
Mallay, Zinc	128	126	244	237
Orcopampa, Gold	161	192	320	442
Orcopampa, Silver	7	7	15	15
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	2	0	2	0
Uchucchacua, Silver	1,214	543	2,023	1,351
Uchucchacua, Lead	67	34	116	78
Uchucchacua, Zinc	51	49	84	81
La Zanja, Gold	269	353	486	655
La Zanja, Silver	4	9	10	22
El Brocal, Gold	131	37	251	65
El Brocal, Silver	176	160	342	485
El Brocal, Lead	164	87	294	340
El Brocal, Zinc	776	402	1,197	993
El Brocal, Copper	1,560	869	3,036	1,429
Non Mining Units	127	413	725	758
Consolidated Selling expenses	5,342	3,893	10,115	8,046

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

	JULCANI
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5	5,077	498	-	21	5,600	23	8,214	693	-	88	9,019
Add:
Exploration Expenses (US$000)	3	2,602	255	-	11	2,871	12	4,184	353	-	45	4,594
Commercial Deductions (US$000)	1	1,435	140	-	7	1,583	7	2,682	225	-	30	2,944
Selling Expenses (US$000)	0	207	20	-	1	228	1	344	29	-	4	377
Cost Applicable to Sales (US$000)	9	9,321	913	-	39	10,282	43	15,425	1,300	-	168	16,935
Divide:
Volume Sold	11	817,511	787	-	13	Not Applicable	49	1,254,805	926	-	39	Not Applicable
CAS	812	11.40	1,160	-	3,015	Not Applicable	872	12.29	1,404	-	4,258	Not Applicable

	MALLAY
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	245	2,577	1,230	1,872	-	5,923	-	1,788	1,351	1,683	-	4,822
Add:
Exploration Expenses (US$000)	89	940	449	683	-	2,161	-	797	602	750	-	2,148
Commercial Deductions (US$000)	80	1,149	550	1,302	-	3,081	-	920	682	1,235	-	2,837
Selling Expenses (US$000)	17	176	84	128	-	404	-	133	101	126	-	360
Cost Applicable to Sales (US$000)	430	4,842	2,312	3,985	-	11,569	-	3,638	2,736	3,793	-	10,167
Divide:
Volume Sold	459	385,120	1,771	2,231	-	Not Applicable	-	267,856	1,654	1,841	-	Not Applicable
CAS	937	12.57	1,305	1,786	-	Not Applicable	-	13.58	1,654	2,060	-	Not Applicable

	ORCOPAMPA
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,761	959	-	-	-	21,720	23,330	872	-	-	-	24,202
Add:					-
Exploration Expenses (US$000)	9,392	434	-	-	-	9,826	9,778	366	-	-	-	10,144
Commercial Deductions (US$000)	48	-	-	-	-	48	64	-	-	-	-	64
Selling Expenses (US$000)	161	7	-	-	-	168	192	7	-	-	-	199
Cost Applicable to Sales (US$000)	30,362	1,400	-	-	-	31,762	33,364	1,245	-	-	-	34,609
Divide:
Volume Sold	43,130	155,889	-	-	-	Not Applicable	48,047	133,795	-	-	-	Not Applicable
CAS	704	8.98	-	-	-	Not Applicable	694	9.31	-	-	-	Not Applicable

	UCHUCCHACUA
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	31	24,885	1,363	1,047	-	27,326	2	25,055	1,584	2,269	-	28,910
Add:
Exploration Expenses (US$000)	8	6,598	361	277	-	7,245	0	4,957	313	449	-	5,720
Commercial Deductions (US$000)	12	10,384	561	1,431	-	12,388	1	8,179	495	2,237	-	10,911
Selling Expenses (US$000)	2	1,214	67	51	-	1,333	0	543	34	49	-	627
Cost Applicable to Sales (US$000)	53	43,080	2,353	2,806	-	48,292	3	38,734	2,427	5,004	-	46,167
Divide:
Volume Sold	68	3,876,108	2,199	1,367	-	Not Applicable	3	2,472,030	1,273	1,701	-	Not Applicable
CAS	782	11.11	1,070	2,052	-	No Applicable	1,124	15.67	1,907	2,942	-	No Applicable

	JULCANI
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5	9,082	885	-	49	10,021	34	12,688	1,139	-	147	14,009
Add:
Exploration Expenses (US$000)	3	4,813	469	-	26	5,311	17	6,370	572	-	74	7,033
Commercial Deductions (US$000)	1	2,870	275	-	18	3,165	9	4,010	352	-	49	4,420
Selling Expenses (US$000)	0	385	38	-	2	425	2	584	52	-	7	645
Cost Applicable to Sales (US$000)	9	17,151	1,666	-	96	18,922	62	23,653	2,115	-	277	26,107
Divide:
Volume Sold	11	1,551,735	1,365	-	31	Not Applicable	64	1,873,579	1,399	-	58	No Aplicable
CAS	847	11.05	1,220	-	3,057	No Applicable	974	12.62	1,512	-	4,741	No Applicable

	MALLAY
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	364	4,668	2,525	3,381	-	10,938	-	3,834	2,537	3,340	-	9,711
Add:
Exploration Expenses (US$000)	130	1,668	902	1,208	-	3,909	-	1,479	978	1,288	-	3,745
Commercial Deductions (US$000)	124	2,259	1,231	2,672	-	6,285	-	1,799	1,188	2,093	-	5,080
Selling Expenses (US$000)	26	337	182	244	-	790	-	272	180	237	-	688
Cost Applicable to Sales (US$000)	644	8,932	4,841	7,506	-	21,922	-	7,384	4,883	6,958	-	19,224
Divide:
Volume Sold	699	727,710	3,570	4,526	-	Not Applicable	-	529,674	3,110	3,477	-	Not Applicable
CAS	921	12.27	1,356	1,658	-	No Applicable	-	13.94	1,570	2,001	-	No Applicable

	ORCOPAMPA
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	42,532	2,040	-	-	6	44,578	54,022	1,822	-	-	6	55,851
Add:
Exploration Expenses (US$000)	17,579	843	-	-	2	18,424	21,297	718	-	-	2	22,018
Commercial Deductions (US$000)	150	16	-	-	1	167	120	0	-	-	1	121
Selling Expenses (US$000)	320	15	-	-	0	335	442	15	-	-	0	457
Cost Applicable to Sales (US$000)	60,580	2,914	-	-	9	63,504	75,881	2,556	-	-	10	78,447
Divide:
Volume Sold	87,081	342,097	-	-	3	Not Applicable	108,957	279,184	-	-	3	Not Applicable
CAS	696	8.52	-	-	3,073	No Applicable	696	9.15	-	-	3,171	No Applicable

	UCHUCCHACUA
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	48	46,443	2,670	1,931	-	51,092	2	50,203	2,903	3,018	-	56,126
Add:
Exploration Expenses (US$000)	13	12,335	709	513	-	13,570	0	10,909	631	656	-	12,196
Commercial Deductions (US$000)	18	19,640	1,129	2,743	-	23,530	1	16,142	921	3,127	-	20,190
Selling Expenses (US$000)	2	2,023	116	84	-	2,225	0	1,351	78	81	-	1,510
Cost Applicable to Sales (US$000)	81	80,440	4,625	5,271	-	90,417	3	78,604	4,532	6,883	-	90,022
Divide:
Volume Sold	101	7,484,129	3,990	2,728	-	Not Applicable	3	5,226,729	2,736	2,415	-	Not Applicable
CAS	802	10.75	1,159	1,932	-	No Applicable	1,101	15.04	1,657	2,850	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

	LA ZANJA
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,049	398	-	-	-	24,447	29,630	740	-	-	-	30,370
Add:
Exploration Expenses (US$000)	3	0	-	-	-	3	12	0	-	-	-	13
Commercial Deductions (US$000)	107	7	-	-	-	114	39	-	-	-	-	39
Selling Expenses (US$000)	269	4	-	-	-	274	353	9	-	-	-	362
Cost Applicable to Sales (US$000)	24,428	410	-	-	-	24,838	30,035	749	-	-	-	30,784
Divide:
Volume Sold	45,856	57,602	-	-	-	Not Applicable	36,518	68,376	-	-	-	Not Applicable
CAS	533	7.11	-	-	-	Not Applicable	822	10.96	-	-	-	Not Applicable

	BROCAL
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,805	2,429	2,262	10,684	21,485	38,665	877	3,834	2,080	9,608	20,750	37,149
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	2,408	2,092	1,266	8,599	27,796	42,160	1,098	3,361	1,078	6,282	24,953	36,773
Selling Expenses (US$000)	131	176	164	776	1,560	2,808	37	160	87	402	869	1,555
Cost Applicable to Sales (US$000)	4,344	4,698	3,692	20,059	50,841	83,633	2,012	7,356	3,245	16,292	46,572	75,477
Divide:
Volume Sold	3,228	342,385	2,912	11,886	10,560	Not Applicable	1,656	526,698	2,456	9,822	8,792	Not Applicable
CAS	1,346	13.72	1,268	1,688	4,815	Not Applicable	1,215	13.97	1,321	1,659	5,297	Not Applicable

	NON MINING COMPANIES
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,702	-	-	-	-	-	13,043
Add:
Selling Expenses (US$000)	-	-	-	-	-	127	-	-	-	-	-	413
Total (US$000)	-	-	-	-	-	2,829	-	-	-	-	-	13,456

	BUENAVENTURA CONSOLIDATED
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	46,896	36,325	5,353	13,602	21,506	126,383	53,862	40,504	5,708	13,559	20,839	147,515
Add:
Exploration Expenses (US$000)	9,495	10,574	1,065	960	11	22,105	9,802	10,304	1,268	1,198	45	22,618
Commercial Deductions (US$000)	2,657	15,067	2,516	11,333	27,802	59,375	1,208	15,141	2,480	9,755	24,984	53,568
Selling Expenses (US$000)	579	1,785	335	955	1,561	5,342	583	1,197	251	577	872	3,893
Cost Applicable to Sales (US$000)	59,627	63,751	9,269	26,850	50,880	213,205	65,455	67,146	9,708	25,089	46,740	227,594
Divide:
Volume Sold	92,752	5,634,615	7,669	15,484	10,572	Not Applicable	86,272	4,723,560	6,309	13,364	8,831	Not Applicable
CAS	643	11.31	1,209	1,734	4,812	Not Applicable	759	14.22	1,539	1,877	5,292	Not Applicable

	COIMOLACHE
	2Q 2016						2Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,952	993	-	-	-	14,945	12,873	963	-	-	-	13,836
Add:
Exploration Expenses (US$000)	2,756	196	-	-	-	2,952	1,752	131	-	-	-	1,883
Commercial Deductions (US$000)	190	17	-	-	-	207	89	7	-	-	-	95
Selling Expenses (US$000)	270	19	-	-	-	289	214	16	-	-	-	230
Cost Applicable to Sales (US$000)	17,167	1,225	-	-	-	18,392	14,927	1,117	-	-	-	16,044
Divide:
Volume Sold	36,596	191,812	-	-	-	Not Applicable	30,024	162,106	-	-	-	Not Applicable
CAS	469	6.39	-	-	-	Not Applicable	497	6.89	-	-	-	Not Applicable

	LA ZANJA
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	41,767	834	-	-	-	42,601	54,315	1,864	-	-	-	56,179
Add:
Exploration Expenses (US$000)	7	0	-	-	-	7	25	1	-	-	-	26
Commercial Deductions (US$000)	165	8	-	-	-	173	63	-	-	-	-	63
Selling Expenses (US$000)	486	10	-	-	-	496	655	22	-	-	-	677
Cost Applicable to Sales (US$000)	42,425	851	-	-	-	43,277	55,058	1,888	-	-	-	56,945
Divide:
Volume Sold	79,288	126,389	-	-	-	Not Applicable	68,598	176,299	-	-	-	Not Applicable
CAS	535	6.74	-	-	-	No Applicable	803	10.71	-	-	-	Not Applicable

	BROCAL
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,769	5,131	4,419	17,974	45,595	76,887	1,310	9,810	6,863	20,063	28,881	66,927
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	4,602	4,120	2,321	13,954	55,401	80,397	1,635	6,946	3,271	12,088	36,241	60,180
Selling Expenses (US$000)	251	342	294	1,197	3,036	5,119	65	485	340	993	1,429	3,311
Cost Applicable to Sales (US$000)	8,622	9,592	7,033	33,124	104,032	162,403	3,010	17,241	10,474	33,143	66,550	130,418
Divide:
Volume Sold	6,561	717,335	5,310	20,573	21,636	Not Applicable	2,488	1,352,732	8,432	21,007	12,403	Not Applicable
CAS	1,314	13.37	1,324	1,610	4,808	No Applicable	1,210	12.75	1,242	1,578	5,366	Not Applicable

	NON MINING COMPANIES
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	5,676	-	-	-	-	-	22,504
Add:
Selling Expenses (US$000)	-	-	-	-	-	725	-	-	-	-	-	758
Total (US$000)	-	-	-	-	-	6,401	-	-	-	-	-	23,262

	BUENAVENTURA CONSOLIDATED
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	88,485	68,196	10,499	23,286	45,651	241,793	109,683	80,223	13,442	26,421	29,034	281,307
Add:
Exploration Expenses (US$000)	17,731	19,660	2,081	1,721	29	41,221	21,340	19,477	2,181	1,944	76	45,018
Commercial Deductions (US$000)	5,060	28,913	4,955	19,368	55,420	113,717	1,827	28,897	5,732	17,308	36,290	90,054
Selling Expenses (US$000)	1,085	3,111	630	1,525	3,038	10,115	1,163	2,729	650	1,310	1,436	8,046
Cost Applicable to Sales (US$000)	112,362	119,880	18,165	45,900	104,137	406,846	134,013	131,326	22,004	46,983	66,837	424,425
Divide:
Volume Sold	173,741	10,949,395	14,236	27,826	21,670	Not Applicable	180,109	9,438,198	15,678	26,899	12,465	Not Applicable
CAS	647	10.95	1,276	1,650	4,806	Not Applicable	744	13.91	1,404	1,747	5,362	Not Applicable

	COIMOLACHE
	6M 2016						6M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,374	2,100	-	-	-	28,474	25,349	1,913	-	-	-	27,262
Add:
Exploration Expenses (US$000)	3,950	315	-	-	-	4,265	8,852	668	-	-	-	9,520
Commercial Deductions (US$000)	320	33	-	-	-	353	289	23	-	-	-	312
Selling Expenses (US$000)	512	41	-	-	-	553	440	33	-	-	-	473
Cost Applicable to Sales (US$000)	31,157	2,488	-	-	-	33,645	34,930	2,637	-	-	-	37,567
Divide:
Volume Sold	69,404	430,003	-	-	-	Not Applicable	60,746	331,507	-	-	-	Not Applicable
CAS	449	5.79	-	-	-	No Applicable	575	7.95	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

APPENDIX 5: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 2Q16

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable [2]
	2Q16	2Q16	2Q16	2Q16
Au Ounces Sold BVN	88,930
Au Ounces bought from La Zanja	-45,262
Au Ounces Sold Net	43,669	45,566	36,596	82,519

	2Q16		2Q16		2Q16		2Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	78,168	1,790	19,818	435	14,945	408	94,676	1,147
Exploration in Operating Units	22,102	506	678	15	2,952.23	81	23,645	287
Royalties	4,682	107	0	0	0	0	4,682	57
Comercial Deductions[4]	17,101	392	1,188	26	207	6	17,814	216
Selling Expenses	2,136	49	273.75	6	289	8	2,397	29
Administrative Expenses[5]	11,680	267	534	12	498	14	12,163	147
Other Expenses	0	0	2,204	48	1,332	36	1,704	21
Other Incomes	-1,408	-32	-3,353	-74	-1,709	-47	-3,872	-47
Administrative charges	0	0	615.74	14	182	5	400	5
Sustaining Capex[6]	5,098	117	2,550	56	5,065	138	8,482	103

By-product Credit	-109,859	-2,516	-1,071	-24	-3,332	-91	-111,763	-1,354

All-in Sustaining Cost	29,700	680	23,436	514	20,430	558	50,326	610

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

All-in Sustaining Cost for 2Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	2Q15	2Q15	2Q15	2Q15
Au Ounces Sold BVN	84,616
Au Ounces bought from La Zanja	-36,518
Au Ounces Sold Net	48,098	39,651	30,024	81,175

	2Q15		2Q15		2Q15		2Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	65,094	1,353	33,793	852	13,836	461	88,572	1,091
Exploration in Operating Units	22,605	470	2,600	66	1,883	63	24,739	305
Royalties	4,801	100	0	0	0	0	4,801	59
Comercial Deductions[4]	16,756	348	945	24	95	3	17,296	213
Selling Expenses	1,565	33	362	9	231	8	1,849	23
Administrative Expenses[5]	10,167	211	366	9	394	13	10,519	130
Other Expenses	0	0	4,518	114	1,862	62	3,144	39
Other Incomes	-1,266	-26	-5,549	-140	-2,155	-72	-5,074	-63
Other administrative charges	0	0	858	22	126	4	506	6
Sustaining Capex[6]	4,599	96	9,406	237	9,178	306	13,270	163

By-product Credit	-82,469	-1,715	-1,249	-32	-2,643	-88	-84,192	-1,037

All-in Sustaining Cost	41,852	870	46,048	1,161	22,808	760	75,430	929

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

All-in Sustaining Cost for 6M16

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable [2]
	6M16	6M16	6M16	6M16
Au Ounces Sold BVN	166,478
Au Ounces bought from La Zanja	-78,586
Au Ounces Sold Net	87,892	71,996	69,404	153,921

	6M16		6M16		6M16		6M16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	136,579	1,554	36,824	511	28,474	410	167,535	1,088
Exploration in Operating Units	41,214	469	1,272	18	4,265.25	61	43,599	283
Royalties	9,356	106	0	0	0	0	9,356	61
Comercial Deductions[4]	33,147	377	-1,808	-25	353	5	32,329	210
Selling Expenses	3,777	43	496	7	553	8	4,262	28
Administrative Expenses[5]	24,418	278	1,026	14	1,053	15	25,384	165
Other Expenses	0	0	4,094	57	2,139	31	3,030	20
Other Incomes	-2,169	-25	-7,156	-99	-2,820	-41	-7,097	-46
Administrative charges	0	0	1,199	17	504	7	838	5
Sustaining Capex[6]	16,078	183	2,821	39	8,872	128	21,132	137

By-product Credit	-193,054	-2,196	-1,786	-25	-6,896	-99	-196,766	-1,278

All-in Sustaining Cost	69,346	789	36,982	514	36,496	526	103,602	673

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

All-in Sustaining Cost for 6M15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	6M15	6M15	6M15	6M15
Au Ounces Sold BVN	177,622
Au Ounces bought from La Zanja	-68,598
Au Ounces Sold Net	109,023	67,628	60,746	169,263

	6M15		6M15		6M15		6M15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	144,524	1,326	57,182	846	27,262	449	185,796	1,098
Exploration in Operating Units	44,992	413	8,310	123	9,521	157	53,218	314
Royalties	11,600	106	0	0	0	0	11,600	69
Comercial Deductions[4]	29,810	273	1,639	24	312	5	30,804	182
Selling Expenses	3,302	30	677	10	474	8	3,851	23
Administrative Expenses[5]	22,749	209	740	11	928	15	23,514	139
Other Expenses	0	0	6,630	98	2,748	45	4,620	27
Other Incomes	-2,471	-23	-9,335	-138	-3,599	-59	-8,867	-52
Other administrative charges	0	0	2,442	36	571	9	1,525	9
Sustaining Capex[6]	10,009	92	13,536	200	15,552	256	23,427	138

By-product Credit	-150,069	-1,376	-2,636	-39	-5,532	-91	-153,685	-908

All-in Sustaining Cost	114,446	1,050	79,185	1,171	48,236	794	175,802	1,039

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of June 30, 2016 and December 31, 2015

	2016	2015
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	181,452	78,519
Trade and other accounts receivable, net	262,162	219,862
Inventory, net	120,119	101,473
Income tax credit	23,741	45,919
Prepaid expenses	10,366	8,231
Embedded derivatives for concentrate sales, net	17,292	-
Total current assets	615,132	454,004
Assets classified as held for sale	4,905	15,592
	620,037	469,596

Non-current assets
Trade and other accounts receivable, net	177,259	162,567
Inventory, net	14,381	26,029
Investment in associates	1,956,380	2,043,983
Mining concessions, development costs, property, plant and equipment, net	1,782,188	1,747,624
Investment properties, net	10,307	10,719
Deferred income tax asset, net	46,038	41,574
Prepaid expenses	30,868	29,235
Other assets	17,925	15,854
Total non-current assets	4,035,346	4,077,585

Total assets	4,655,383	4,547,181

Liabilities and shareholders’ equity
Current liabilities
Bank loans	54,368	285,302
Trade and other accounts payable	234,385	247,114
Provisions	64,122	49,829
Income tax payable	1,850	2,444
Embedded derivatives for concentrate sales, net	-	1,694
Hedge derivative financial instruments	90	10,643
Financial obligations	36,510	33,394
Total current liabilities	391,325	630,420

Liabilities directly associated with assets classified as held for sale	6,396	20,611
	397,721	651,031

Non-current liabilities
Trade and other accounts payable	18,538	15,057
Provisions	147,664	141,885
Financial obligations	572,393	320,316
Contingent consideration liability	16,994	16,994
Deferred income tax liability, net	7,911	12,662
Total non-current liabilities	763,500	506,914

Total liabilities	1,161,221	1,157,945

Shareholders’ equity
Capital stock	750,497	750,497
Investment shares	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,744	162,714
Other reserves	269	269
Retained earnings	2,136,198	2,024,895
Other reserves of equity	(1,454)	2,240
Shareholders’ equity, net attributable to owners of the parent	3,268,705	3,161,066
Non-controlling interest	225,457	228,170
Total shareholders’ equity	3,494,162	3,389,236

Total liabilities and shareholders’ equity	4,655,383	4,547,181

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of profit or loss

For the three and six-month periods ended June 30, 2016 and 2015

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	273,746	214,034	488,826	434,634
Net sales of services	5,693	22,516	11,261	32,307
Royalty income	5,861	7,390	12,546	16,480
Total operating income	285,300	243,940	512,633	483,421

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(115,963)	(130,223)	(223,120)	(250,405)
Cost of services, excluding depreciation and amortization	(10,420)	(17,292)	(18,673)	(30,902)
Depreciation and amortization	(45,842)	(61,355)	(92,680)	(109,514)
Exploration in operating units	(22,105)	(22,618)	(41,221)	(45,018)
Mining royalties	(5,963)	(6,482)	(12,131)	(14,907)
Total operating costs	(200,293)	(237,970)	(387,825)	(450,746)

Gross profit	85,007	5,970	124,808	32,675

Operating expenses, net
Administrative expenses	(19,758)	(18,299)	(41,169)	(38,968)
Selling expenses	(5,342)	(3,893)	(10,115)	(8,046)
Exploration in non-operating areas	(4,955)	(9,704)	(8,469)	(20,401)
Reversal (expense) for provision for contingencies	1,087	(731)	202	(481)
Impairment of long-lived assets	-	(3,803)	-	(3,803)
Other, net	4,505	(5,072)	8,320	(220)
Total operating expenses, net	(24,463)	(41,502)	(51,231)	(71,919)

Operating profit (loss)	60,544	(35,532)	73,577	(39,244)

Other income (expense), net
Share in results of associates under equity method	20,675	11,966	49,072	48,240
Financial income	1,965	970	4,312	1,614
Net gain (loss) from currency exchange difference	(891)	(1,264)	5,488	(3,581)
Financial costs	(7,694)	(8,269)	(15,674)	(14,144)
Total other income (expense), net	14,055	3,403	43,198	32,129

Profit (loss) before income tax	74,599	(32,129)	116,775	(7,115)
Current income tax	(12,214)	(2,003)	(19,217)	(7,380)
Deferred income tax	(1,983)	2,067	11,809	(2,983)

Profit (loss) from continuing operations	60,402	(32,065)	109,367	(17,478)

Discontinued operations
Profit (loss) from discontinued operations	(1,929)	575	354	(3,764)
Net profit	58,473	(31,490)	109,721	(21,242)

Attributable to:
Owners of the parent	55,461	(18,746)	107,023	(1,427)
Non-controlling interest	3,012	(12,744)	2,698	(19,815)
	58,473	(31,490)	109,721	(21,242)

Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	0.22	(0.07)	0.42	(0.01)

Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in U.S. dollars	0.24	(0.13)	0.43	(0.07)

Weighted average number of shares outstanding (common and investment), in units	253,715,190	253,715,190	253,715,190	253,715,190

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of cash Flows

For the three and six-month periods ended June 30, 2016 and 2015

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	234,024	250,675	415,845	482,454
Dividends received	2,769	902	136,784	2,959
Value Added Tax recovered	17,779	19,506	70,872	52,873
Royalties received	13,501	9,397	21,058	22,841
Interest received	60	855	1,714	1,797
Payments to suppliers and third-parties	(164,963)	(183,029)	(333,019)	(361,783)
Payments to employees	(33,389)	(41,700)	(69,154)	(87,028)
Payments of interest	(14,083)	(4,129)	(17,873)	(9,599)
Payment of income taxes	(9,304)	(7,121)	(11,461)	(11,262)
Payments of mining royalties	(4,887)	(5,684)	(9,356)	(11,882)

Net cash and cash equivalents provided by operating activities	41,507	39,672	205,410	81,370

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	1,962	1,886	2,072	2,020
Proceeds from sales of intangibles	227	-	227	-
Payments of mining concessions, development costs, property, plant and equipment	(69,340)	(44,514)	(121,368)	(81,632)

Net cash and cash equivalents used in investing activities	(67,151)	(42,628)	(119,069)	(79,612)

Financing activities
Increase of bank loans	15,851	-	175,851	90,000
Payment of bank loans	(252,000)	-	(412,000)	(40,000)
Increase of financial obligations	273,814	-	275,000	10,000
Payment of financial obligations	(8,299)	(4,068)	(16,883)	(9,086)
Dividends paid to non-controlling interest	(1,980)	(2,640)	(4,060)	(5,908)
Acquisition of non-controlling interest	(1,149)	-	(1,307)	-
Increase of restricted current accounts	4,395		(1,988)	-
Payments of dividends	(9)	-	(9)	-

Net cash and cash equivalents provided by (used in) financing activities	30,623	(6,708)	14,604	45,006

Net increase (decrease) in cash and cash equivalents during the period	4,979	(9,664)	100,945	46,764
Cash and cash equivalents at the beginning of the period	174,485	134,940	78,519	78,512

Cash and cash equivalents at period-end	179,464	125,276	179,464	125,276

Net change in unrealized gain (loss) on hedge derivates	-	(2,131)	-	(2,296)

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2016 Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	55,461	(18,746)	107,023	(1,427)

Plus (less):
Depreciation and amortization	41,781	61,355	92,680	117,808
Net loss (gain) on sales of mining concessions, property, plant and equipment	2,182	1,639	2,072	2,953
Accretion expense of provision for closure of mining units and exploration projects	960	2,560	1,698	2,835
Net loss attributable to non-controlling interest	3,012	(12,744)	2,698	(19,815)
Net share in results of associates under equity method	(20,675)	(11,966)	(49,072)	(48,240)
Provision for estimated fair value of embedded derivatives related to concentrate	(16,928)	6,061	(29,949)	(595)
sales and adjustments on open liquidations
Deferred income tax expense (income)	1,983	(2,067)	(11,809)	2,983
Provision return for impairment of inventories	(7,072)	6,034	(8,854)	4,782
Net loss (gain) from currency exchange difference	891	1,187	(5,488)	3,504
Impairment of long-lived assets	-	3,803	-	3,803
Provision for employee bonus	(5,658)	(8,175)	-	-
Other net	(675)	8,379	(587)	956

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(37,715)	8,780	(36,178)	29,474
Inventories	(7,978)	(3,335)	1,821	24,466
Income tax credit	10,057	(1,879)	18,001	(180)
Prepaid expenses	(558)	1,539	(6,924)	2,699

Increase (decrease) in operating liabilities -
Trade and other accounts payable	14,321	20,286	(16,337)	(14,359)
Provisions	5,386	(23,941)	8,425	(32,594)
Income tax payable	(37)	-	(594)	(642)

Proceeds from dividends	2,769	902	136,784	2,959

Net cash and cash equivalents provided by operating activities	41,507	39,672	205,410	81,370

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 27, 2016